UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-35224

Xunlei Limited

3709 Baishi Road

Nanshan District, Shenzhen, 518000

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Xunlei Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (“HFCAA”).

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, other than Itui International Inc. and Sean Shenglong Zou, no shareholder beneficially owned 5% or more of the Company’s total outstanding common shares as of March 31, 2023.

•	Itui International Inc. is a private company incorporated in the Cayman Islands. To the Company’s knowledge, Mr. Jinbo Li, our chairman and chief executive officer, through his holding vehicle, owns 19.4% of the total outstanding shares (equal to 54.5% of the total voting power of all outstanding shares) of Itui International Inc. as of March 31, 2023. In addition, Best Ventures Limited, which is formerly known as Xiaomi Ventures Limited and wholly owned by Xiaomi Corporation, a limited liability company organized under the laws of the Cayman Islands and listed on the Hong Kong Stock Exchange (Stock Code: 1810), owns 16.3% of the total outstanding shares of Itui International Inc. and has a veto right in determining how the voting power of Itui International Inc. should be exercised when Itui International Inc. votes as a shareholder of the Company on certain matters in relation to the Company. As a result, Mr. Jinbo Li and Best Ventures Limited are deemed to be beneficial owners of, and share voting and dispositive power over, 101,820,239 common shares and 6,239,648 ADSs held by Itui International Inc, representing 41.1% of our total issued and outstanding common shares and our total voting power, as of March 31, 2023. To the Company’s knowledge, Xiaomi Corporation is not owned or controlled by a governmental entity of mainland China.

•	Sean Shenglong Zou is one of our co-founders and one of our directors, who, to the Company’s knowledge, holds 7.1% of our total issued and outstanding common shares and our total voting power as of March 31, 2023, representing (i) 2,186,322 ADSs and one common share directly held by Vantage Point Global Limited, a British Virgin Islands company which is 100% beneficially owned by Mr. Zou through a family trust, and (ii) 2,400,000 ADSs held by Eagle Spirit LLC, a Delaware limited liability company, which is wholly owned by a Choice & Chance Limited, a wholly owned subsidiary of Mr. Zou, and Mr. Zou is the sole director of Eagle Spirit LLC, based on the information contained in the Schedule 13G/A jointly filed by Sean Shenglong Zou and others with the SEC on February 11, 2022.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on April 26, 2023 for more details.

In addition, the Company is not aware of any governmental entity of mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xunlei Limited

By	:	/s/ Naijiang (Eric) Zhou
Name	:	Naijiang (Eric) Zhou
Title	:	Chief Financial Officer

Date: April 26, 2023